Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com
Bradley A. Haneberg (804) 771.5790 bahaneberg@kaufcan.com

July 11, 2013

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.

Registration Statement on Form S-11

Filed June 14, 2013

File No. 333-189363

Dear Mr. McTiernan:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated July 1, 2013, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed four redlined copies of the Amendment for your review.

Appendix A

1. Please revise your financial statements and pro forma financial statements for each property acquired subsequent to the most recent balance sheet date, or to be acquired, to include financial statements and pro forma financial statements as of and for the period ended March 31, 2013. Additionally, please note that financial statements as contemplated by Rule 3-14 of Regulation S-X are required for Bixby Commons, as well as pro forma financial statements for December 31, 2012 and March 31, 2013.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

July 11, 2013

In response to the comment, the Issuer has:

•

amended Appendix A to provide unaudited pro forma condensed consolidated financial information for each property acquired as of and for the period ended March 31, 2013 and to remove the financial information previously included for the Bixby Commons Shopping Center, the Jenks Reasor’s Shopping Center and the Starbucks/Verizon building (the “Properties”);

•

removed the Properties from the pro forma condensed consolidated balance sheet and statements of operations, as the Issuer has determined that these properties do not possess sufficient historical financial information to make their inclusion meaningful;

•	added disclosure that included relevant information for the Properties and the reasons the Issuer concluded the Properties should be excluded;
•

added disclosure showing the effect on the balance sheet if the Properties had been included in the pro forma condensed consolidated balance sheet based on the Issuer’s preliminary estimates of the fair values of assets acquired and liabilities assumed for the Properties; and

•

added disclosure to the Distribution Policy clarifying the fact that information provided includes the estimated impact of the Properties based on the fact that the Issuer has concluded that excluding the Properties’ impact would be misleading to potential investors.

Thank you in advance for your assistance in reviewing this response to the Registration Statement. Should you have any questions with respect to the above response, please contact me.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg